UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

NIC Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

62914B 10 0
(CUSIP Number)

Ross C. Hartley
7885 Granite Ridge Road
Teton Village, Wyoming 83025
(307) 734-7305
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13f-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62914B 10 0

Item 1.	Name of Reporting Person:	Ross C. Hartley

Item 2.	Check the Appropriate Box if a Member of a Group:		(a) [ ]
(b) [ ]
Item 3.	SEC Use Only

Item 4.	Source of Funds		N/A

Item 5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		N/A

Item 6.	Citizenship or Place of Organization:		United States

Number of Shares Beneficially Owned by each Reporting Persons with

Item 7.	Sole Voting Power		218,845*
Item 8.	Shared Voting Power		2,928,757*
Item 9.	Sole Dispositive Power		218,845*
Item 10.	Shared Dispositive Power		2,928,757*

Item 11.	Aggregate Amount Beneficially Owned by Each Reporting Person:		3,147,602*

Item 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:		___

Item 13.	Percent of Class Represented by Amount in Row (11):		4.94%

Item 14.	Type of Reporting Person:		IN

*42,853 of these shares of common stock of NIC Inc. are held directly by Ross C. Hartley.  175,992 of these shares of common stock of NIC Inc. are held in trust for the benefit of Ross C. Hartley’s children.  2,928,757 of these shares of common stock of NIC Inc. are held by Ross C. Hartley Family Investments LLC, in which his wife Christine Hartley holds a majority of the voting interest.

Item 1.	Name of Reporting Person:	Ross C. Hartley Family Investments LLC

Item 2.	Check the Appropriate Box if a Member of a Group:		(a) [ ]
(b) [ ]
Item 3.	SEC Use Only

Item 4.	Source of Funds		N/A

Item 5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		N/A

Item 6.	Citizenship or Place of Organization:		Kansas

Number of Shares Beneficially Owned by each Reporting Persons with

Item 7.	Sole Voting Power	0*
Item 8.	Shared Voting Power	2,928,757*
Item 9.	Sole Dispositive Power	0*
Item 10.	Shared Dispositive Power	2,928,757*

Item 11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,928,757*

Item 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	N/A

Item 13.	Percent of Class Represented by Amount in Row (11):	4.59%

Item 14.	Type of Reporting Person:	00

*2,928,757 shares of common stock of NIC Inc. are held by Ross C. Hartley Family Investments LLC, in which his wife Christine Hartley holds a majority of the voting interest.

Item 1.	Name of Reporting Person:	Christine Hartley

Item 2.	Check the Appropriate Box if a Member of a Group:		(a) [ ]
(b) [ ]
Item 3.	SEC Use Only

Item 4.	Source of Funds		N/A

Item 5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		N/A

Item 6.	Citizenship or Place of Organization:		United States

Number of Shares Beneficially Owned by each Reporting Persons with

Item 7.	Sole Voting Power		0*
Item 8.	Shared Voting Power		2,928,757*
Item 9.	Sole Dispositive Power		0*
Item 10.	Shared Dispositive Power		2,928,757*

Item 11.	Aggregate Amount Beneficially Owned by Each Reporting Person:		3,147,602*

Item 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:		N/A

Item 13.	Percent of Class Represented by Amount in Row (11):		4.94%

Item 14.	Type of Reporting Person:		IN

*175,992 of these shares of common stock of NIC Inc. are held in trust for the benefit of Christine Hartley’s children, as to which Christine Hartley disclaims beneficial ownership. 2,928,757 of these shares of common stock of NIC Inc. are held by Ross C. Hartley Family Investments LLC, in which Christine Hartley holds a majority of the voting interest.  42,853 of these shares of common stock of NIC Inc. are owned by Ross C. Hartley, her spouse, as to which Christine Hartley disclaims beneficial ownership.

Item 1.	Security and Issuer:	Common Stock, $0.0001 par value

NIC Inc.

	Address:	25501 West Valley Parkway
Suite 300
Olathe, KS 66061

Item 2.	Identity and Background:	Ross C. Hartley
Ross C. Hartley Family Investments LLC
Christine Hartley

Addresses:	Ross C. Hartley
7885 Granite Ridge Road
Teton Village, Wyoming 83025

Ross C. Hartley Family Investments LLC
7885 Granite Ridge Road
Teton Village, Wyoming 83025

Christine Hartley
7885 Granite Ridge Road
Teton Village, Wyoming 83025

Occupations:	Mr. Hartley is a retired businessman and a director of NIC Inc.

Ms. Hartley is a homemaker.

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	Citizenship:	See Item 6 of Cover Page

Item 3.	Source and Amount of Funds or Other Consideration:

N/A.

Item 4.	Purpose of Transaction:

Shares of NIC Inc. are held by Ross C. Hartley Investments LLC for estate planning purposes. All of the Reporting Persons hold the shares of common stock for investment purposes. None of the Reporting Persons have present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer:		See Item 11 of Cover Page

Number of Shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	See Item 7 of Cover Page
	(ii)	Shared power to vote or direct the vote:	See Item 8 of Cover Page
	(iii)	Sole power to dispose or to direct the disposition of:	See Item 9 of Cover Page
	(iv)	Shared power to dispose or to direct the disposition of:	See Item 10 of Cover Page

Aggregate Amount Beneficially Owned by Each Reporting Person:	See Item 11 of Cover Page
Percent of Class Beneficially Owned	See Item 13 of Cover Page

    An aggregate total of 151,133 shares have been disposed of by Ross C. Hartley during the past 60 days as gifts to his minor children.  An aggregate total of 528,417 shares have been disposed of by Ross C. Hartley Family Investments LLC during the past 60 days pursuant to a Rule 10b5-1 trading plan at prices ranging from $9.50 - $10.28 per share.

    No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

    The reporting persons ceased to be the beneficial owners of more than five percent of the class of securities covered hereby on February 17, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None.

Item 7.	Material to be Filed as Exhibits:

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Stephen M. Kovzan
Dated: March 16, 2011	Stephen M. Kovzan, Attorney-in-Fact for Ross C. Hartley

ROSS C. HARTLEY FAMILY INVESTMENTS
LLC

	By:	/s/ Stephen M. Kovzan
Dated: March 16, 2011		Stephen M. Kovzan, Attorney-in-Fact

/s/ Stephen M. Kovzan
Dated: March 16, 2011	Stephen M. Kovzan, Attorney-in-Fact for Christine Hartley